GOLDMINING

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on May 23, 2019

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 12:00 PM, Pacific Time on May 21, 2019

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of GoldMining Inc. hereby appoint(s): Amir Adnani, or failing him, Pat Obara,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of GoldMining Inc. to be held at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, on May 23, 2019 at 12:00 p.m. Pacific Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Amir Adnani	☐	☐	02. Garnet Dawson	☐	☐	03. Mario Bernardo Garnero	☐	☐
04. David Kong	☐	☐	05. Gloria Ballesta	☐	☐	06. Hon. Herb Dhaliwal	☐	☐

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	For	Withhold
2. Appointment of Auditors Appointment of Ernst & Young LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. Approval of the Stock Option Plan To consider, and if thought appropriate, approve an ordinary resolution, substantially in the form set out in the Management Information Circular dated April 5, 2019 (the "Circular"), ratifying, affirming and approving certain amendments to the amended and restated stock option plan (the "Option Plan") of GoldMining Inc. on the terms and conditions of the Option Plan as set out in Schedule "A" of the Circular.	☐	☐

	For	Against
4. Approval of the Restricted Share Plan To consider, and if thought appropriate, approve an ordinary resolution, substantially in the form set out in the Circular, ratifying, affirming and approving the proposed restricted share plan (the "Restricted Share Plan") of GoldMining Inc. on the terms and conditions of the Restricted Share Plan as set out in Schedule "B" of the Circular.	☐	☐

	For	Against
5. Other Business To vote on any other matter that may properly come before the meeting or any adjournments thereof	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

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